Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

November 3, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Cicero Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-26392

Dear Mr. Orlic:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated October 21, 2008, setting forth comments to the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”), filed by Cicero Inc. (the “Company”) on March 31, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Item 9A. Controls and Procedures

(c) Management’s Assessment of Internal Control Over Financial Reporting, page 27

1.
Please advise whether you completed an evaluation that is in accordance with the guidance contained in SEC Release No. 33-8810.  If so, please tell us how you concluded that you daily interaction was sufficient evidence to make an appropriate assessment of each of your control risks.  Please also explain why the disclosure in your annual report on Form 10-K indicates that the evaluation of internal control over financial reporting was not completed.

Response:  The Company has complete an evaluation of its internal control over financial reporting as of December 31, 2007 that is in accordance with the guidance contained in SEC Release No. 33-8810. The evaluation was based on the framework in Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2007.

As the Company did not complete this evaluation of its internal control over financial reporting in a timely fashion, the Company has also concluded that its disclosure controls and procedures were not effective as of December 31, 2007.

The Company will file an amendment to its annual report on Form 10-K making the appropriate disclosures with respect to its controls and procedures. A copy of the Company’s proposed disclosure is attached hereto as Schedule A.

2.
Please briefly summarize the compensating controls you relied upon to conclude that there were no material weaknesses due to a lack of segregation of duties.  In doing so, provide us with a more robust discussion as to how you concluded that the “risks associated with such lack of segregation are low” as you state in your annual report on Form 10-K.

Response:  In our response of September 29, 2008, we reported that the Company is considered a flat organization, with centralized accounting processes, an extremely low transaction volume, a small number of customers and vendors with low staff attrition, an identified low IT risk, utilizing outside experts for certain specialized processes and continuous daily oversight by management. Management oversight and involvement in the day-to-day business operations is extremely detailed. Management, including the Company’s Chief Financial Officer, reviews and approves all sales contracts, all staff additions and all operating expenses. Being a small entity with low volume transaction, it is not difficult for management to be intricately involved in every functional area of the business. Having suffered through liquidity issues, management is acutely aware of all anticipated cash receipts and cash disbursements. The anticipatory control over cash receipts directly addresses segregation of duties issues. In addition, management, including the Chief Financial Officer, exercises daily controls over cash balances and disbursements, which also directly addresses the segregation of duties issue. The control includes a daily bank statement reconciliation to review every cash transaction that the Company has incurred.  Our Board of Directors is directly involved in reviewing all significant transactions. Our Audit Committee reviews all quarterly reports, participates in negotiation strategies, liaisons with the external auditors and approves all outside expert hires. Because of the detail of management oversight and intervention into the business through direct controls and combined with the involvement of both the Audit Committee and full Board of Directors, management has concluded that the risks associated with such lack of segregation are low.

3.
Please explain how the evaluation you completed for the purposes of your annual report on Form 10-K differs from the assessment you plan to complete in October 2008, highlighting the amount of evidence you plan to obtain, the estimated costs of your efforts, and any preliminary outcome.  To the extent your current effort is more time consuming and costly, it is unclear why you would undertake such an effort if you feel that the evaluation you already made complies with the requirements of Section 404(a) of the Sarbanes-Oxley Act.

Response:  Please see the Company’s response to Comment No. 1.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John Broderick
John Broderick Chief Financial Officer

cc: Andrew Hudders, Esq.

Schedule A

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls

The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files and submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December  31, 2007. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2007, our disclosure controls and procedures are not effective because we failed to complete our assessment of internal control over financial reporting as of December 31, 2007, as required by Item 308T of Regulation S-K, prior to filing our annual report with the SEC.

We have remedied this failure by subsequently completing our assessment of internal control over financial reporting as of December 31, 2007, in accordance with Item 308T of Regulation S-K, and by amending our annual report to include management’s report on internal control over financial reporting. Since the ineffectiveness related solely to our failure to complete the required assessment of internal control over financial reporting, management otherwise believes that the financial information set forth in the financial statements was reliable and obtained on a timely basis. We have implemented additional controls and procedures designed to ensure that the disclosure provided by the Company meets the then current requirements of the applicable filing made under the Exchange Act.

(b) Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s condensed consolidated financial position and results of operations for the periods and as of the dates stated therein.

(c) Management’s Assessment of Internal Control Over Financial Reporting

The management of Cicero is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules 13a–15(f) and 15(d)-15(f) under the Securities and Exchange Act of 1934.  This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principals generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can only provide reasonable assurance and may not prevent or detect misstatements.  Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Under the direction of our Chief Executive Officer and Chief Financial Officer, management evaluated of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that evaluation, management, including our Chief Executive Officer and Chief Financial Officer, concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2007.

(d) Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(e) Changes in Internal Control Over Financial Reporting

During our fourth fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.